December 9, 2024

Judith I. Wawroski
Chief Accounting Officer and Treasurer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

       Re: International Bancshares Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-09439
Dear Judith I. Wawroski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance